UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

UNIVAR INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91336L107

(CUSIP Number)

Univar N.V.

Attn: Henk Schop

Schouwburgplein 30-34

3012 CL

Rotterdam, The Netherlands

+31 10 275 78 40

With a copy to:

Sean P. Griffiths, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-3872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1	Name of Reporting Persons Univar N.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person CO

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Finance S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Luxembourg S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Participation S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (AB) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (CDE) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Tandem GP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (D) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (E) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,813,213

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,813,213

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,813,213

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9%

14	Type of Reporting Person PN; HC

Item 1.         Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3075 Highland Parkway, Suite 200, Downers Grove, IL 60515.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(1)                                 Univar N.V.

(2)                                 Ulysses Finance S.a r.l. (“Ulyssess Finance”)

(3)                                 Ulysses Luxembourg S.a r.l. (“Ulyssess Luxembourg”)

(4)                                 Ulysses Participation S.a r.l. (“Ulyssess Participation”)

(5)                                 CVC European Equity Partners IV (A) L.P. (“Fund IV A”)

(6)                                 CVC European Equity Partners IV (B) L.P. (“Fund IV B”)

(7)                                 CVC European Equity Partners IV (C) L.P. (“Fund IV C”)

(8)                                 CVC European Equity Partners IV (D) L.P. (“Fund IV D”)

(9)                                 CVC European Equity Partners IV (E) L.P. (“Fund IV E”)

(10)                          CVC European Equity Partners Tandem Fund (A) L.P. (“Tandem A”)

(11)                          CVC European Equity Partners Tandem Fund (B) L.P. (“Tandem B”)

(12)                          CVC European Equity Partners Tandem Fund (C) L.P. (“Tandem C”)

(13)                          CVC European Equity IV (AB) Limited (“General Partner AB”)

(14)                          CVC European Equity IV (CDE) Limited (“General Partner CDE”)

(15)                          CVC European Equity Tandem GP Limited (“General Partner Tandem” and, together with General Partner AB and General Partner CDE, the “General Partners”)

(together, the “Reporting Persons”)

Univar N.V. directly owns shares of the Issuer.  Ulysses Finance and Ulysses Luxembourg collectively own indirectly all of the equity interests of Univar N.V.  Ulysses Participation owns a majority of the equity interests of each of Ulysses Luxembourg and Ulysses Finance.

Fund IV A, Fund IV B, Fund IV C, Fund IV D, Fund IV E, Tandem A, Tandem B and Tandem C (the “Fund Partnerships”) collectively own all of the equity interests of Ulysses Participation.

General Partner AB is the general partner of Fund IV A and Fund IV B.

General Partner CDE is the general partner of Fund IV C, Fund IV D and Fund IV E.

General Partner Tandem is the general partner of Tandem A, Tandem B and Tandem C.

(b)                                 The address of the principal office of Univar N.V. is Schouwburgplein 30-34, 3012 CL, Rotterdam, The Netherlands.  The address of the principal offices of Ulysses Finance, Ulysses Luxembourg and Ulysses Participation is 20, avenue Monterey, Luxembourg L-2163, Luxembourg.  The address of the principal offices of General Partner AB, General Partner CDE, General Partner Tandem, Fund IV A, Fund IV B, Fund IV C, Fund IV D, Fund IV E, Tandem A, Tandem B and Tandem C is Lime Grove House, Green Street, St. Helier, Jersey, JE1 2ST, Channel Islands.

(c)                                  The principal business of the Fund Partnerships is to generate significant long-term capital appreciation primarily by investing in equity or equity-related investments in management buyouts, buyins, acquisitions, recapitalisations, growth equity investments and related transactions.  The principal business of the General Partners is advising the Fund Partnerships.  Univar N.V., Ulysses Finance, Ulysses Luxembourg and Ulysses Participation are passive holding companies and conduct no operations.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Univar N.V. is a naamloze vennootschap organized under the laws of The Netherlands. Each of Ulysses Finance, Ulysses Luxembourg and Ulysses Participation is a societe a responsabilite limitee organized under the laws of Luxembourg. Each of General Partner AB, General Partner CDE and General Partner Tandem is a private company organized under the laws of Jersey. Each of Fund IV A, Fund IV B, Fund IV C, Fund IV D, Fund IV E, Tandem A, Tandem B and Tandem C is an exempted limited partnership organized under the laws of the Cayman Islands.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Annex A to this Statement and incorporated herein by this reference.  The Fund Partnerships are managed by their respective General Partners and have no separate directors or executive officers.

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

In October 2007, Ulysses Finance S.a r.l. and Ulysses Luxembourg S.a r.l. (the “Ulysses Acquirers”) acquired indirectly 100% of Univar N.V. for cash consideration of approximately $1.2 billion.  The source of the cash consideration was contributions from the Fund Partnerships and other owners of the Ulyssess Acquirers.  In November 2010, the Univar N.V. business was contributed to the Issuer in exchange for shares of the Issuer’s common stock, which shares were subsequently exchanged for 52,304,481 shares of Common Stock as a result of a reverse stock split.  After the closing of Univar N.V.’s sales of Common Stock in the Initial Public Offering (as defined in Item 4) and the Temasek Stock Purchase (as defined in Item 4), Univar N.V. retained ownership of 28,813,213 shares of Common Stock.

The Reporting Persons did not acquire shares of Common Stock with any of the funds received by the Reporting Persons from the Initial Public Offering or the Temasek Stock Purchase (each as defined in Item 4 hereof).

Item 4.         Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On June 23, 2015, the Issuer completed an initial public offering of 40,250,000 shares of Common Stock (the “Initial Public Offering”).  In the Initial Public Offering, the Issuer issued 20,000,000 new shares of Common Stock to the public and the Reporting Persons and certain other equity investors (collectively, the “IPO Selling Stockholders”) sold 20, 250,000 shares of Common Stock to the public.

In connection with the Initial Public Offering, the Issuer, Univar N.V. and Dahlia Investments Pte. Ltd. (the “Temasek Investor”) entered into a Stock Purchase Agreement, dated as of June 1, 2015, as amended by the First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015 (the “Temasek Stock Purchase Agreement”).  Pursuant to the Temasek Stock Purchase Agreement, the Temasek Investor agreed to purchase $350 million worth of newly-issued Common Stock at a price per share equal to $21.00 per share less the underwriting discounts and commission (not to exceed 5.5% per share) in a private placement transaction that was expected to close concurrently with the Initial Public Offering.  In addition, pursuant to the Temasek Stock Purchase Agreement, the Temasek Investor agreed to purchase 5,000,000 shares of Common Stock from Univar N.V. and certain other equity investors at a price per share equal to $20.79 in a private placement transaction that closed concurrently with the Initial Public Offering (both private placements together, the “Temasek Stock Purchase”).  The Temasek Stock Purchase Agreement contains customary representations and warranties and operating covenants and was subject to customary closing conditions.  The consummation of the Initial Public Offering was not conditioned upon the consummation of the Temasek Stock Purchase.  The consummation of the Temasek Stock Purchase was conditioned upon the consummation of the Initial Public Offering. None of the shares of Common Stock sold in the Temasek Stock Purchase were registered and sold in the Initial Public Offering.

The Temasek Stock Purchase closed on June 23, 2015, concurrently with the closing of the Initial Public Offering.  The Temasek Investor purchased 22,636,684 shares in the Temasek Stock Purchase, which represents approximately 16.4% of the outstanding Common Stock.  The description herein of the terms and conditions of the Temasek Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Temasek Stock Purchase Agreement, included as Exhibits B and C, which is incorporated herein by reference.

Following the consummation of the Initial Public Offering and the Temasek Stock Purchase, the Reporting Persons beneficially own an aggregate of 28,813,213 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 20.9% of the outstanding Shares of Common Stock (as described more fully in Item 5 hereof).

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.  Subject to the terms and conditions of the Stockholders Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, and subject to the terms and conditions of the Stockholders Agreement, the Reporting Persons may, from time to time acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or continue to hold, or cause affiliates to hold, Common Stock (or any combination or derivative thereof).  In addition, without limitation, and subject to the terms and conditions of the Stockholders Agreement, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals identified in Item 2 above, have no other present plans, proposals or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person identified in Item 2 with respect to the Issuer, subject to the terms and conditions of the Stockholders Agreement, the foregoing is subject to change at any time.

Item 5.         Interest in Securities of the Issuer

(a), (b)            The Reporting Persons may be deemed to beneficially own in the aggregate 28,813,213 shares of Common Stock.  Based upon a total of 137,934,515 outstanding shares of Common Stock as of June 23, 2015, as reflected in the Issuer’s 424 filing filed on June 19, 2015, the Reporting Persons’ shares represent approximately 20.9% of the outstanding shares of Common Stock.

All 28,813,213 shares of Common Stock reported are directly owned by Univar N.V.

Ulysses Luxembourg and Ulysses Finance collectively own indirectly all of the equity interests of Univar N.V. and therefore may be deemed to beneficially own shares held by Univar N.V.

Ulysses Participation owns a majority of the equity interests of each of Ulysses Luxembourg and Ulysses Finance and therefore may be deemed to beneficially own shares held by each of them.

The Fund Partnerships collectively own all of the equity interests of Ulysses Participation.  As a result, the Fund Partnerships could be deemed to beneficially own all of the shares owned by Univar N.V.

The Fund Partnerships each have a general partner, which general partners are one of the General Partners.  By virtue of their relationship to the Limited Partnerships, the General Partners may be deemed to beneficially own shares held by Univar N.V.

Each of the Reporting Persons (other than to the extent it directly holds securities reported herein) disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.

(c)                                  Except as set forth in Item 3 and Item 4 hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)                                 To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are subject to this Schedule 13D.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the consummation of the Initial Public Offering, the Issuer entered into the Stockholders Agreement, with CD&R Univar Holdings, L.P., Univar N.V., the Temasek Investor and the other stockholders party thereto.

Pursuant to the Stockholders Agreement, Univar N.V. and CD&R Univar Holdings, L.P. each will each be entitled to designate (i) three sponsor directors and three independent directors for so long asUnivar N.V. or CD&R Univar Holdings, L.P., as applicable, owns at least 50% of the Shares of Common Stock held by it or its affiliated funds on November 30, 2010, or any shares or other securities into which or for which such Shares may have been converted or exchanged in connection with any exchange, reclassification, dividend, distribution, stock split, combination, subdivision, merger, spin-off, recapitalization, reorganization or similar transaction (the “Original Shares”), (ii) two sponsor directors and one independent director for so long asUnivar N.V. or CD&R Univar Holdings, L.P., as applicable, owns at least 25%, but less than 50%, of its Original Shares and (iii) one sponsor director for so long asUnivar N.V. or CD&R Univar Holdings, L.P., as applicable, owns at least 5%, but less than 25%, of its Original Shares.  CD&R Univar Holdings, L.P. will also have the right to nominate the chairman of the board of directors for so long as it owns at least 25% of its Original Shares.  The Temasek Investor will have the right to nominate one director for so long as the Temasek Investor owns at least 10% of the outstanding Shares of Common Stock.  With respect to any vacancy of a director nominated by Univar N.V., CD&R Univar Holdings, L.P. or the Temasek Investor, the applicable entity will have the right to nominate his replacement.  For as long as Univar N.V., CD&R Univar Holdings, L.P. and the Temasek Investor have the right to designate a director, Univar N.V., CD&R Univar Holdings, L.P. and the Temasek Investor will be required to vote their Shares of Common Stock in favor of all those persons nominated to serve as a director pursuant to the Stockholders Agreement.  The initial sponsor directors appointed by Univar N.V. are Christopher Stadler and Lars Haegg.

Univar N.V., CD&R Univar Holdings, L.P., the Temasek Investor and certain other stockholders are subject to certain restrictions on transfers of the Issuer’s Shares under the Stockholders Agreement.  The Stockholders Agreement also contains customary registration rights for the Shares of Common Stock held by Univar N.V., CD&R Univar Holdings, Inc., the Temasek Investor and certain other investors, as well as customary information and access rights.

The description herein of the terms and conditions of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, included as Exhibit D, which is incorporated herein by reference.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Exhibit A                                             Joint Filing Agreement, dated July 1, 2015, by and among the Reporting Persons.

Exhibit B                                             Stock Purchase Agreement, dated June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V.

Exhibit C                                             First Amendment to the Stock Purchase Agreement, dated June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V.

Exhibit D                                             Fourth Amended and Stockholders Agreement, dated June 23, 2015, among the Issuer, CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

UNIVAR N.V.

By:	/s/ Henk Schop
	Name:	Henk Schop
	Title:	Director

ULYSSES LUXEMBOURG S.A R.L.

By:	/s/ Emanuela Brero
	Name:	Emanuela Brero
	Title:	Director

ULYSSES FINANCE S.A R.L.

By:	/s/ Emanuela Brero
	Name:	Emanuela Brero
	Title:	Director

ULYSSES PARTICIPATION S.A R.L.

By:	/s/ Emanuela Brero
	Name:	Emanuela Brero
	Title:	Director

CVC EUROPEAN EQUITY IV (AB) LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY IV (CDE) LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY TANDEM GP LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (A) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (B) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (C) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (D) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (E) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (A) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (B) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (C) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

Annex A

DIRECTORS OF UNIVAR N.V.

List below are the name and principal occupation of the each of the directors of Univar N.V.  The principal business address of Bastiaan J. Becks is WTC Schiphol Airport, Tower D, 6th floor, Schiphol Boulevard 285, 1118 BH Luchthaven Schiphol, The Netherlands and Henk Schop  is Schouwburgplein 30-34, 3012 CL, Rotterdam, The Netherlands.

Name	Principal Occupation	Citizenship
Bastiaan J. Becks	Managing Director	Netherlands
Hendrik W. Schop	Managing Director	Netherlands

DIRECTORS OF ULYSSES ENTITIES

List below are the name and principal occupation of the each of the directors of Ulysses Finance S.a r.l., Ulysses Luxembourg S.a r.l. and Ulysses Participation S.a r.l.  The principal business address of:  (1) Laurent Schummer and Jean-Marc Ueberecken is 14, rue Erasme  L- 2082 Luxembourg, Emanuela Brero, (2) Stella Le Cras is 20, avenue Monterey, Luxembourg L-2163, Luxembourg and (3) Ivo Lurvink is WTC Schiphol Airport, Tower D, 6th floor, Schiphol Boulevard 285, 1118 BH Luchthaven Schiphol, The Netherlands.

Entity	Name	Principal Occupation	Citizenship
Ulysses Finance	Laurent Schummer	Lawyer	Luxembourg
	Jean-Marc Ueberecken	Lawyer	Luxembourg
	Emanuela Brero	Employee	Italian
Ulysses Luxembourg	Laurent Schummer	Lawyer	Luxembourg
	Jean-Marc Ueberecken	Lawyer	Luxembourg
	Emanuela Brero	Employee	Italian
Ulysses Participation	Laurent Schummer	Lawyer	Luxembourg
	Jean-Marc Ueberecken	Lawyer	Luxembourg
	Ivo Lurvink	Private Equity professional	Netherlands
	Stella Le Cras	Employee	British
	Emanuela Brero	Employee	Italian

DIRECTORS OF THE GENERAL PARTNERS

List below are the name and principal occupation of the each of the directors of CVC European Equity IV (AB) Limited (“General Partner AB”), CVC European Equity IV (CDE) Limited (“General Partner CDE”) and CVC European Equity Tandem GP Limited (“General Partner Tandem”).  The principal business address of:  (1) Mark Alain Ross Grizzelle is c/o CVC Capital Partners Limited, 111 The Strand, London, WC2R 0AG, (2) Steven Frederic Koltes is c/o CVC Capital Partners (Luxembourg) Sarl,, 20 Avenue Monterey, Luxembourg, L-2163, Luxembourg, (3) William Brian Scholfield is CVC Capital Partners Jersey Limited, 3rd Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey, JE2 3QB, and (4) Carl John Hansen is CVC Capital Partners Jersey Limited, Sir Walter Raleigh House, 3rd Floor, 48-50 The Esplanade, St Helier, Jersey, JE2 3QB.

Entity	Name	Principal Occupation	Citizenship
General Partner AB	Mark Alain Ross Grizzelle	Finance Director	British
	Steven Frederic Koltes	Managing Director	American
	William Brian Scholfield	Lawyer	Canadian and British
	Carl John Hansen	Managing Director	New Zealand and British
General Partner CDE	Mark Alain Ross Grizzelle	Finance Director	British
	Steven Frederic Koltes	Managing Director	American
	William Brian Scholfield	Lawyer	Canadian and British
	Carl John Hansen	Managing Director	New Zealand and British

Entity	Name	Principal Occupation	Citizenship
General Partner Tandem	Mark Alain Ross Grizzelle	Finance Director	British
	Steven Frederic Koltes	Managing Director	American
	William Brian Scholfield	Lawyer	Canadian and British
	Carl John Hansen	Managing Director	New Zealand and British

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated July 1, 2015, by and among the Reporting Persons.

Exhibit B	Stock Purchase Agreement, dated June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V.

Exhibit C	First Amendment to the Stock Purchase Agreement, dated June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V.

Exhibit D	Fourth Amended and Stockholders Agreement, dated June 23, 2015, among the Issuer, CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto.